JOSEPH MUNNELLY

SENIOR VICE PRESIDENT

CONTROLLER AND

CHIEF ACCOUNTING OFFICER

August 1, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	John Stickel, Attorney-Advisor
Division of Corporation Finance

RE:	ARAMARK CORPORATION

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 1, 2010

COMMISSION FILE NO. 001-04762

Dear Mr. Stickel:

This letter is being submitted on behalf of ARAMARK Corporation (“ARAMARK” or the “Company”) in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter to Joseph Neubauer, Chairman and Chief Executive Officer of ARAMARK, dated July 20, 2011, with respect to the above-referenced annual report on Form 10-K.

For your convenience, we have set forth below each of the Staff’s comments in italics followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended October 1, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 46

Directors and Executive Officers of the Registrant, page 46

1. Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that such person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

In response to the Staff’s comment, the Company will, in future filings, briefly discuss the specific experience, qualifications, attributes or skills of each director, on a director-by-director basis, that led to the conclusion that such person should serve as a director.

John Stickel

August 1, 2011

Item 11. Executive Compensation, page 48

Compensation Discussion and Analysis, page 48

Bonus, page 52

2. We note that you use adjusted EBIT to determine the maximum potential bonus amounts for each named executive officer. Please confirm that in future filings, in addition to disclosing the percentages of adjusted EBIT and target bonus amounts for each named executive officer, you will also disclose the adjusted EBIT actually achieved, the actual maximum potential bonus amounts, and the actual bonus amounts paid for each named executive officer.

In response to the Staff’s comment, in addition to disclosing the percentages of adjusted EBIT and target bonus amounts for each named executive officer, in future filings the Company will disclose, the adjusted EBIT actually achieved, the actual maximum potential bonus amounts, and the actual bonus amounts paid for each named executive officer.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (215) 238-3101.

Sincerely,

/s/ JOSEPH MUNNELLY

Joseph Munnelly

Senior Vice President, Controller

and Chief Accounting Officer

JM/kmp

cc:	Joseph Neubauer

L. Frederick Sutherland

Harold B. Dichter